UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                               SCHEDULE 13-D/A

                  Under the Securities Exchange Act of 1934

                   INTERNET CAPITAL VENTURES & ASSOC., INC.
                              (Name of Issuer)

                  Common Stock, Par Value $0.0001 Per Share
                       (Title of Class of Securities)

                                Not applicable
                                --------------
                                (CUSIP Number)

                               Marc A. Schechter
                           3479 West Hillsboro Blvd.
                           Deerfield Beach, FL 33442
                                (954) 360-0142
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 20, 2001
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]




                            CUSIP NO. Not applicable

   (1)  Name of Reporting                     Marc A. Schechter
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      SC

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         1,500,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         1,500,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        1,500,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             43.2%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons


                           CUSIP NO. Not applicable

   (1)  Name of Reporting                     Mike Pinera
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      SC

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         1,505,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         1,505,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        1,505,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             43.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons



Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.0001 par value per share (the "Shares"), of Internet Capital Ventures & Assoc., Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3479 West Hillsboro Blvd., Deerfield Beach, FL 33442.

Item 2. Identity and Background

        (a) This Statement is filed by Marc A. Schechter ("Schechter") and Mike Pinera ("Pinera"). Schechter and Pinera each reside in the State of Florida, and are hereafter sometimes referred to collectively as "Reporting Person".

        (b) and (c)

        The principal business address of Schechter and Pinera, is 3479 West Hillsboro Blvd., Deerfield Beach, FL 33442. The principal business of Schechter and Pinera are to serve as officers and directors of the Company.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Schechter and Pinera are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        Schechter acquired 1,500,000 shares of the Company's Common Stock on June 20, 2001, when the Company acquired all of the issued and outstanding stock of Omnicast Media Group Corporation ("OMGC"). Schechter currently directly owns 1,500,000 shares of Common Stock.
The consideration exchanged pursuant to the Acquisition Agreement was negotiated between the shareholders of the Company and OMGC. In evaluating the Acquisition, the shareholders of the Company used criteria such as the value of assets of OMGC, OMGC's ability to manage and expand its business, OMGC's ability to compete in the market place, OMGC's current and anticipated business operations, and OMGC's management's experience and business plan. In evaluating the Company, OMGC placed primary emphasis on the Company's status as a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, the Company's clean financial condition, and the Company's facilitation of OMGC's goal of becoming a fully reporting company under the Act.

        Pinera acquired 1,505,000 shares of the Company's Common Stock on June 20, 2001, when the Company acquired all of the issued and outstanding stock of Omnicast Media Group Corporation. Pinera currently directly owns 1,505,000 shares of Common Stock.

Item 4. Purpose of the Transaction

       Schechter acquired 1,500,000 shares of the Company's Common Stock as a result of the Company's acquisition of Omnicast Media Group Corporation.

       Pinera acquired 1,505,000 shares of the Company's Common
Stock as a result of the Company's acquisition of Omnicast Media Group Corporation..

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Schechter is the direct owner of 1,500,000 shares of the Company's Common Stock, which totals 43.2% of the outstanding Common Stock.

        Pinera is the direct owner of 1,505,000 shares of the Company's Common Stock, which totals 43.3% of the outstanding Common Stock.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        The Reporting Persons have an oral understanding to, unless agreed otherwise, (a) devote their time and effort to the success of the Company, (b) vote their shares of Common Stock for each other as directors, and (c) utilize their positions as directors to vote for each other as officers of the Company. There is no written agreement evidencing their understanding.

Item 7. Materials to be Filed as Exhibits

          None



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Marc A. Schechter
                                    _________________________________
                                    MARC A. SCHECHTER, Individually


                                    /s/ Mike Pinera
                                    _________________________________
                                    MIKE PINERA, Individually


Dated: June 28, 2001